

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2011

<u>Via Fax & U.S. Mail</u>

Mr. Keith E. Wandell
President and Chief Executive Officer
Harley-Davidson, Inc.
3700 West Juneau Avenue
Milwakee, Wisconsin 53208

      Re: **Harley-Davidson, Inc.**
               Form 10-K for the year ended December 31, 2010
               Filed February 24, 2011
               File No. 1-09183

Dear Mr. Wandell:

     We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

                    Sincerely,

                    Linda Cvrkel
                    Branch Chief